Exhibit 13
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                           Share Repurchase Agreement

This Share Repurchase Agreement (the "Agreement") is made this 16th day of July, 2003 ("Effective Date"), by and between HC Investments, Inc., a Delaware corporation with offices at 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801 ("Henkel"), and The Clorox Company, a Delaware corporation with offices at 1221 Broadway, Oakland, CA 94612 ("Clorox" or the "Company").

                                   Background

Clorox has determined that it is in its stockholders' best interests for Clorox to utilize a portion of its free cash flow to repurchase shares of its common stock, $1 par value (the "Stock"). Henkel is a significant stockholder, with holdings on the Effective Date equal to approximately 29.4% of Clorox's outstanding Stock (which Clorox represents to be two hundred thirteen million seven hundred forty-seven thousand six hundred seventy-five (213,747,675) shares as of the date hereof). Clorox has determined that it does not desire to have its share repurchases result in Henkel's overall percentage ownership in Clorox Stock becoming greater than thirty percent (30%). Accordingly, Henkel and Clorox hereby agree, in accordance with the terms and conditions set forth below, that Henkel will participate in Clorox's Stock repurchase program.

                              Terms and Conditions

1.   Definitions

     a. "Purchase Date" shall mean December 15, 2003, June 15, 2004, December 15, 2004 and June 15, 2005.

     b. "Calculation Period" shall mean, for the December 15, 2003 Purchase Date, the period from the Effective Date until the eighth business day prior to the Purchase Date and for each subsequent Purchase Date, the period from seven business days prior to the previous Purchase Date to the trading day immediately before the seventh business day prior to such Purchase Date.

     c. "Non-Henkel Purchases" shall mean Clorox's purchases of Stock during any Calculation Period from persons other than Henkel.

     d. "Applicable Non-Henkel Purchases" shall mean those Non-Henkel Purchases during any Calculation Period that are effected at or above the then applicable Minimum Price (as defined below).

     e. "Value" shall mean the total purchase price (neither increased nor reduced by commissions or fees paid by Clorox to its brokers and advisors) of all Applicable Non-Henkel Purchases during the applicable Calculation Period divided by the total number of shares of Stock included in Applicable Non-Henkel Purchases during the Calculation Period.

     f. "Henkel Ratio" for any Calculation Period shall mean the quotient (rounded to the nearest hundredth) resulting from dividing the percentage of Stock owned by Henkel by the percentage of Stock owned by persons other than Henkel, in each case, at the start of such Calculation Period. The "Henkel Ratio" at the Effective Date is 41.64% (arrived at as follows: 29.4%/70.6%).

     g. "Non-Henkel Ratio" for any Calculation Period shall mean the quotient (rounded to the nearest hundredth) resulting from dividing the percentage of Stock owned by persons other than Henkel by the percentage of Stock owned by Henkel, in each case, at the start of such Calculation Period. The "Non-Henkel Ratio" at the Effective Date is 2.4 (arrived at as follows: 70.6%/29.4%).

2.   Stock Repurchase.

     a. Time and amount. Subject to and contingent upon the terms and conditions stated in Sections 2 and 3 of this Agreement, Clorox will purchase from Henkel, and Henkel will agree to sell to Clorox on the Purchase Dates the number of shares of Stock that, when multiplied by the Value for the applicable Calculation Period, will have a total value of up to: $50 million on December 15, 2003, $50 million on June 15, 2004, $65 million on December 15, 2004 and $65 million on June 15, 2005. If, during the relevant Calculation Period, Clorox issues any new Stock (including reissuances of treasury shares), other than pursuant to an employee or director compensation plan, including, but not limited to, The Clorox Company 1987 Long-Term Compensation Plan, The Clorox Company 1996 Stock Incentive Plan, The Clorox Company Executive Incentive Compensation Plan, The Clorox Company Independent Directors' Stock-Based Compensation Plan and The Clorox Company 1993 Directors' Stock Option Plan, then, at Henkel's option, the number of shares of Stock that Henkel will agree to sell to Clorox shall be reduced to the number of shares of Stock that, when subtracted from Henkel's then current holdings, will result in Henkel owning no less than the same percentage of Clorox's then aggregate outstanding Stock, as Henkel owned at the start of such Calculation Period. In each case, the purchase price per share of Stock purchased from Henkel shall be equal to the then applicable Value and the payment for such shares shall be made in immediately available funds on the applicable Purchase Date. In order that Henkel may verify the Value as at any Purchase Date, at least five (5) business days prior to such Purchase Date, Clorox will supply to Henkel, in writing, the volume weighted average purchase price calculation, and all supporting documentation, for all Non-Henkel Purchases and Applicable Non -Henkel Purchases for the applicable Calculation Period. Should Henkel object to any of these calculations, Henkel may delay the Purchase Date until it is satisfied with the information provided and the calculations supported thereby. Upon receipt of the agreed upon Purchase Price, Henkel will transfer the relevant number of shares of Stock to Clorox.

     b. 10b5-1 Plan. During the period when Clorox may purchase Stock on the open market prior to the end of Clorox's first, second, and fourth quarters in Clorox's 2004 fiscal year and second quarter in Clorox's 2005 fiscal year (each such pre-quarter-end period being hereafter referred to as an "Open Window") Clorox shall enter into 10b5-1 plans obligating Clorox to purchase, prior to the next Purchase Date, a number of shares of Stock from persons other than Henkel, that would be no less than the number of shares of Stock that Clorox chooses to purchase from Henkel on that Purchase Date multiplied by the Non-Henkel Ratio for each relevant Calculation Period

     c.   Limitations on amount of purchases.

          i. Establishment of minimum and maximum prices. Before Clorox makes any purchases of Stock in any Calculation Period, Henkel has the right to set a minimum purchase price ("Minimum Price") and Clorox has the right to establish a maximum purchase price for such Calculation Period ("Maximum"). Clorox shall supply Henkel with written notice of any Maximum at least ten (10) days prior to the start of each Calculation Period. The Minimum Price for the first Calculation Period is $42.00 per share, excluding commissions, and the Maximum for the first Calculation Period is $55.00 per share, excluding commissions. Clorox will request, in writing, Henkel's Minimum Price, at least fifteen (15) days prior to the beginning of any Calculation Period. If Henkel does not provide Clorox with a response, in writing, or otherwise notify Clorox at least five (5) days prior to the beginning of any Calculation Period, the then current Minimum Price shall remain in effect during the next Calculation Period. If Clorox does not timely send such request to Henkel, then Henkel may set the Minimum Price at any time.

          ii. Maximum limitation. Clorox shall have the right not to purchase shares of Stock during any Calculation Period at more than the Maximum. If, during any Calculation Period, Non-Henkel Purchases are limited under the applicable 10b5-1 plan because the market price exceeds the Maximum at any time during that Calculation Period, and Clorox's maximum dollar amount of purchases from Henkel, as set forth in Section 2.a. of this Agreement, on a Purchase Date would cause the amount of Stock required to be purchased from Henkel to exceed the applicable Henkel Ratio of all Non-Henkel Purchases during the applicable Calculation Period, any obligation of Clorox to purchase Stock from Henkel on that Purchase Date shall be reduced to a dollar amount equal to the Henkel Ratio of the number of shares of Stock included in Non-Henkel Purchases during the Calculation Period multiplied by the Value for that Calculation Period.

          iii. Minimum Limitation. If the number of shares of Stock determined by dividing Clorox's purchase obligation for the applicable Purchase Date under section 2.a. above by the Value would exceed the Henkel Ratio of all Non-Henkel Purchases for that Calculation Period, Clorox's obligation to purchase Stock from Henkel on that Purchase Date shall be reduced to a dollar amount equal to the Henkel Ratio of the number of shares of Stock included in the Non-Henkel Purchases for that Calculation Period multiplied by the Value for that Calculation Period.

          iv.  Regulatory Limitation. If, in the opinion of Clorox's counsel,
               (1) Clorox may not enter into a 10b5-1 plan for any Calculation Period because of the existence of material non-public information at the time when such plan would otherwise have been executed during the "Open Window", (2) Clorox may not make Non-Henkel Purchases during any Calculation Period because it is involved in a distribution subject to Rule 102 of Regulation M (17 CFRss.242.102) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (3) federal or state law otherwise prohibits Clorox from making Non-Henkel Purchases during any Calculation Period, Clorox's obligation to purchase Stock from Henkel on the applicable Purchase Date shall be reduced to an amount equal to the Henkel Ratio of the shares of Stock included in the Non-Henkel Purchases actually made during the applicable Calculation Period multiplied by the Value for that Calculation Period. In the event that one of the regulatory limitation events described in this paragraph prevents Clorox from making Non-Henkel Purchases during only a portion of a Calculation Period, Clorox shall make reasonable good faith efforts during the remainder of the Calculation Period to make Non-Henkel Purchases sufficient to allow it to fulfill its purchase obligation under section 2.a. above. Clorox shall promptly give Notice to Henkel if any circumstance noted in this Section should, in the opinion of Clorox's counsel, be deemed to exist.

     d. Option to increase purchases. Subject to Section 2(f) below, Clorox shall have the right to increase the amount of its purchases under
          Section 2.a. by up to $15 million on any Purchase Date, provided that, if such increase occurs on December 15 of 2003 or 2004, the increased amount shall become Clorox's minimum purchase obligation for the following Purchase Date. If Clorox wishes to increase its purchase amount from Henkel on any Purchase Date, it shall increase its Non-Henkel Purchases during the applicable Calculation Period so that the number of shares of Stock purchased from Henkel on the Purchase Date does not exceed the Henkel Ratio of the shares purchased through Non-Henkel Purchases during the Calculation Period.

     e. Option to roll over purchases. If Clorox purchases from Henkel less than the maximum dollar amount of Stock permitted to be purchased on any Purchase Date under Section 2.a. above, Clorox may add the difference between the permitted purchase amount and the actual purchase amount on that Purchase Date to the maximum purchase amount applicable to the next Purchase Date. Such increased maximum purchase amount shall become the maximum purchase amount for that Purchase Date under Section 2.a.

     f. Overall Limitation. Notwithstanding any other provision of this Agreement, the maximum amount of Stock that Clorox may purchase from Henkel pursuant to this Agreement shall be limited to Stock with a purchase price under this Agreement no greater than $255 million in the aggregate.


     g. Henkel Right to Purchase. If Clorox issues any new Stock (including reissuances of treasury shares), other than pursuant to an employee or director compensation plan, including, but not limited to, The Clorox Company 1987 Long-Term Compensation Plan, The Clorox Company 1996 Stock Incentive Plan, The Clorox Company Executive Incentive Compensation Plan, The Clorox Company Independent Directors' Stock-Based Compensation Plan and The Clorox Company 1993 Directors' Stock Option Plan, during the period from the Effective Date through December 15, 2005 or, if this Agreement is terminated pursuant to
          Section 3.b., the date six (6) months after the last purchase from Henkel made hereunder, whichever is earlier, and Henkel's ownership interest in Clorox shall, as a result, be less than 29.4% of the aggregate outstanding Stock on and as of December 15, 2005 or on and as of the date six months after the last purchase from Henkel made hereunder, whichever is applicable, Henkel shall have the right, on notice to Clorox given no later than January 15, 2006 or thirty (30) days after the end of the six month period referred to above in this sentence, whichever is applicable, to re-purchase from Clorox a number of shares of Stock sold hereunder equal to the lesser of (x) such number of shares of Stock as will increase Henkel's ownership interest in Clorox to 29.4% of the then outstanding Stock (after giving effect to such issuance) and (y) the number of shares of Stock that Henkel had sold to Clorox under this Agreement (or, in either case, such lesser number as Henkel may elect in its notice to Clorox). Re-purchases shall occur sequentially, beginning with the most recent sales. The re-purchase price shall be equal to the price at which Henkel sold the applicable shares to Clorox. Within two (2) weeks of receipt of notice under this Section 2.g., the parties shall hold a closing of the repurchase transaction. The parties shall comply with the Securities Act of 1933 (the "Securities Act") in connection with any repurchase hereunder, provided that Clorox shall not be required to register the sale to Henkel of the shares that Henkel repurchases.

3.   Term and Termination.

     a. Term. The term of this Agreement shall start on the Effective Date and end on January 31, 2006.

     b.   Termination.

          i. Without cause. Either party may terminate this Agreement without cause, for any reason or without reason, by giving at least thirty (30) days prior written notice to the other party. However, obligations, if any, arising prior to such termination with respect to the then current Calculation Period in effect at the time that the notice of termination is provided, shall survive termination.

          ii. Extraordinary Cash Needs. Clorox may terminate this Agreement by giving notice if the Clorox Board of Directors approves an acquisition or other capital appropriation or expenditure that individually or, when aggregated with related acquisitions, appropriations or expenditures, over a period of twelve (12) months, requires the total expenditure of more than five hundred million dollars ($500,000,000) in cash.

          iii. Change of Control. Either party may terminate this Agreement by giving notice at any time that Clorox has entered into an agreement that will result in a change of control of Clorox or that a change of control of Clorox has occurred. "Change of control" for purposes of this Agreement shall mean:

               (1) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20%, or in the case of Henkel KGaA, or any person controlled by it ("Henkel Group"), more than the percentage of the Company's issued Stock agreed to in paragraph 4(a) of the June 18, 1981 agreement between the Company and Henkel Group, as amended, of either (i) the then outstanding Stock of the Company (the "Outstanding Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (1), the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, including any acquisition which by reducing the number of shares outstanding, is the sole cause for increasing the percentage of shares beneficially owned by any such Person or by Henkel Group to more than the applicable percentage set forth above, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or
                    (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (3) of this Section 3.b.iii; or

               (2) Individuals who, as of the date hereof, constitute the Board of Directors of Clorox (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, and any individual nominated as a representative of Henkel Group pursuant to the agreement between Henkel Group and the Company dated July 16, 1986, shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

               (3) Consummation by the Company of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another corporation (a "Business Combination"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (ii) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and
                    (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

               (4) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

          (iv) Notwithstanding the foregoing, no termination of this Agreement prior to January 31, 2006, under clause i, ii or iii of this Section 3.b, shall terminate Henkel's right to purchase Stock under Section 2.g in respect of any dilution caused by the issuance of shares of Stock by Clorox on or prior to the date six months after such termination.

4.   General

     a. Notices. Notices under this Agreement shall be effective when sent by fax, with a confirmation copy then sent by first class, postage paid mail, return receipt requested, or by overnight delivery, to the following fax numbers and addressees:

          If to The Clorox Company:
          1221 Broadway
          Oakland, CA 94612
          Attn: General Counsel
          Fax: (510) 271-1696

          If to HC Investments, Inc.
          1105 North Market Street, Suite 1300
          Wilmington, Delaware 19801
          Attn:    James E. Ripka, President
          Fax:  (610) 270-8104

          With a copy to Kenneth R. Pina, Secretary, HC Investments, Inc. at:

          2200 Renaissance Blvd.
          Gulph Mills, PA 19406
          Fax:  (610) 270-8219

          or to such other address as either party may from time to time specify in writing to the other by like notice.

     b. Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the purchase and sale of shares of Stock provided by this Agreement. No aspect of this Agreement shall be construed to conflict with or supersede any provision contained in any other agreement between Clorox, and any other company within the Henkel Group.

     c. Governing Law. This Agreement shall be deemed to have been made in the State of Delaware, and its form, execution, validity, construction and effect shall be interpreted in accordance with the laws of the State of Delaware, without recourse to the conflict of laws principles thereof. Any disputes arising from this Agreement shall be resolved in the state and/or federal courts located in the State of Delaware. Both parties consent to the jurisdiction of the State of Delaware.

     d. Confidentiality. Each party agrees that, except as required by law (including Section 13 under the Exchange Act) or the applicable regulations of a relevant stock exchange, any non-public information learned or obtained by such party from the other party under this Agreement shall be kept confidential and will not be disclosed to any other person. For the avoidance of doubt, each party shall be permitted to disclose publicly the existence and substance of this agreement after it has been executed by both parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on their behalf by their authorized officers whose signatures appear below.

THE CLOROX COMPANY                            HC INVESTMENTS, INC.

By:    /s/ Karen M. Rose                      By:    /s/ James E. Ripka
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Name:  Karen M. Rose                          Name:  James E. Ripka
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Title: Chief Financial Officer                Title: Chairman and President
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